Exhibit 99.4

JOINT WRITTEN IRREVOCABLE INSTRUCTIONS TO ESCROW AGENT

To:	CHACHAS LAW GROUP P.C.
Attn: George G. Chachas
11682 El Camino Real, Suite 110
San Diego, CA 92130

Re:	Disbursement of $75,000

Recitals

A.             Whereas, the Company, Seller and Purchaser are parties are that certain Stock Purchase Agreement (the “Original Purchase Agreement”) dated November 14, 2022, as amended by the First Amendment (the “First Amendment”) collectively the “Purchase Agreement”, concerning the sale (the “Transaction”) of all 25,943,800 Shares of Common Stock (the “Control Shares”) of the Company, owned by Seller to the Purchaser.

B.             Whereas, the Company, Seller, Purchaser and Escrow Agent are parties to the Escrow Agreement (the “Escrow Agreement”) regarding the Transaction.

C.             Whereas, all delinquent SEC Reports as provided in the Purchase Agreement have been filed, the Company is in good standing in the State of Wyoming, all certificates and documentation to facilitate the transfer of the Control Shares from Seller to Purchaser have been delivered to the Company’s transfer agent and the Purchaser and Seller deem that all conditions to closing required under the Purchase Agreement have been satisfied.

D.             Whereas, Seller, Purchaser and the Company are executing and delivering this Joint Written Irrevocable Instruction to Escrow Agent authorizing and directing the Escrow Agent to:

(i)	to disburse the $225,000 balance of the Escrow Deposit received by Escrow Agent to the Seller;

(ii)	to instruction the Company’s transfer agent to process the transfer of the Control Shares from Seller to Purchaser and provide an Account Statement reflecting the Control Shares being issued in Book Entry and owned of record by Purchaser; and

(iii)	deliver the resignation of the Thomas K. Emmitt, as the sole officer and director of Company, to the Purchaser and Purchaser’s counsel.

Agreement

1.              Disbursement Instructions. Purchaser, Seller and the Company hereby irrevocably authorize and instruct Escrow Agent:

(i)	to disburse the $225,000 balance of the Escrow Deposit held by Escrow Agent to the Seller;

(ii)	to instruct the Company’s transfer agent, Colonial Stock Transfer, to process the transfer of the Control Shares from Seller to Purchaser and provide an Account Statement reflecting the Control Shares being issued in Book Entry and owned of record by Purchaser; and

(iii)	to deliver the resignation of the Thomas K. Emmitt, as the sole officer and director of Company, to the Purchaser and Purchaser’s counsel.

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2.             Termination of Escrow. Purchaser, Seller and the Company hereby acknowledge that upon completion of the matters set forth in Section 1 above Escrow Agent’s obligations have been completed and no further actions are required by Escrow Agent.

3.             Manner of Execution; Counterparts. This Joint Written Irrevocable Instructions to Escrow Agent may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this agreement by facsimile, portable document format (.pdf), DocuSign or other electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF, the Parties have executed Joint Written Irrevocable Instruction to Escrow Agent effective as of January 17, 2023.

IA ENERGY CORP.

/s/ Thomas K. Emmitt
By: Thomas K. Emmitt
Its: President and CEO

SELLER:

/s/ John R. Munoz
John R. Munoz

PURCHASER:

/s/ JJ C. Javier
JJ C. Javier

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